Washington Plaza 40-44 Rue Washington 75008 Paris FRANCE T + 1 443 420 7861 rina.teran@constellium.com

October 4, 2023

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attn: Ms. Eiko Yaoita Pyles

Re:	Constellium SE (the “Company”)

Form 20-F for the fiscal year ended December 31, 2022

Filed March 14, 2023

Form 6-K furnished February 22, 2023

Form 6-K furnished July 26, 2023

File No. 001-35931

Dear Ms. Yaoita Pyles,

The Company is in receipt of your letter dated September 29, 2023, regarding the above-referenced matter. Following our conversation this afternoon, the Company respectfully requests an extension of an additional 10 business days, so that it be allowed to respond on or by October 30, 2023.

If you have any questions, please do not hesitate to contact me.

Kind regards,

/s/ Rina Teran
Rina Teran
Chief Securities Counsel

cc:	Jack Guo, CFO

Jeremy Leach, General Counsel